Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

September 25, 2015

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn.: Ms. Alison White

Re:	Post-Effective Amendment No. 80 to the Registration Statement on Form N-1A of Deutsche Limited Maturity Quality Income Fund and Deutsche Ultra-Short Quality Income Fund (each, a “Fund,” and collectively, the “Funds”), each a series of Deutsche Income Trust (Reg. Nos. 002-91577, 811- 04049) (the “Registrant”)

Dear Ms. White,

This letter is being submitted on behalf of the Registrant in response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) received via a telephone call on August 13, 2015 with regard to the above-captioned Post-Effective Amendment filed with the Commission on July 15, 2015.

The Staff’s comments are restated below followed by the Registrant’s responses.

Prospectus – General Comments

Expense Waiver/Reimbursement Arrangements

1.	Comment: Please confirm that the contractual expense waiver/reimbursement arrangements will not be reflected in a footnote to the table if they do not reduce expenses set forth in the expense table.

Response: The Registrant confirms that the contractual expense waiver/reimbursement arrangements will not be reflected in a footnote to the table if they do not reduce expenses set forth in the expense table.

2.	Comment: Please confirm that if there is a waiver/reimbursement shown in the expense table, then the Expense Example will only reflect such waiver/reimbursement for the time that the waiver is in place (for example, if the waiver ends on September 30, 2016, then the waiver should only be shown for the first year.)

Response: The Registrant confirms that if there is a waiver/reimbursement shown in the expense table, then the Expense Example will only reflect such waiver/reimbursement for the time that the waiver is in place.

Main Risks

3.	Comment: Consider adding disclosure to explain the phrase “in an orderly fashion” set forth in the “Liquidity risk” disclosure in the “Main Risks” section of the Funds’ Prospectuses.

Response: The Registrant has revised the “Liquidity risk” disclosure as follows:

“Liquidity risk. In certain situations, it may be difficult or impossible to sell an investment and the fund may have to sell certain investments at a price or time that is not advantageous in order to meet redemption requests or other cash needs.”

Purchase and Sale of Fund Shares

4.	Comment: Add “by wire,” if appropriate, to the disclosure contained under “TO PLACE ORDERS.”

Response: The Registrant has revised the disclosure.

For More Information

5.	Comment: The website, deutscheliquidity.com, listed under “For More Information” did not include a list of Funds’ portfolio holdings.

Response: The Registrant notes that the website, deutscheliquidity.com, is a global institutional website, and the initial landing page for the site requires investors to first elect a location and then to consent to certain disclosures. When an investor visits the website, he/she would need to elect the United States as his/her region and agree to the relevant disclosures. Portfolio holdings information for the mutual funds would then be available under the heading “Fund Information.” The website will be updated to include the Funds upon the commencement of operations.

Selling

6.	Comment: Under “Buying and selling shares by wire – Selling,” please disclose in the Prospectus what “as promptly as feasible” means and disclose when payment may be delayed in compliance with Section 22(e) of the Investment Company Act of 1940 (“1940 Act”).

Response: The Registrant notes that the Funds’ prospectuses currently discloses under the section entitled “Policies About Transactions” when proceeds from redemptions are expected to be sent out and when such proceeds may be delayed in accordance with Section 22(e) of the 1940 Act. Since the disclosure is elsewhere in the Funds’ prospectuses, the Registrant has deleted the phrase “as promptly as feasible” from this disclosure.

Policies About Transactions

7.	Comment: Consider defining the phrase “good order,” which appears in the fifth paragraph under “Policies About Transactions.”

Response: Because there are numerous types of accounts and transactions, the Registrant notes that the phrase “good order” may trigger different requirements for each investor. As a result, the Registrant has added the following sentence immediately following the first use of the phrase “good order” in order to provide clarity to investors: “The specific requirements for good order depend on the type of account and transaction and the method of purchase. Contact the Service Center if you have any questions about your particular circumstances.”

Hypothetical Expense Summary

8.	Comment: Please explain the reference to money market funds in the following sentence: “The historical rate of return for the fund may be higher or lower than 5% and, for money market funds, is typically less than 5%.”

Response: The Hypothetical Expense Summary is disclosure that appears as a result of a prior settlement between the Registrant’s investment adviser, Deutsche Investment Management Americas Inc. (“DIMA”), and the Attorney General of the State of New York in regards to the Attorney General’s previous investigation of market timing and late trading. The reference to money market funds having a historical return of less than 5% was added in response to a comment from FINRA to the disclosure.

9.	Comment: Please explain column 1 (Cumulative Return Before Fees and Expenses) and column 3 (Cumulative Return After Fees and Expenses) of the table.

Response: As noted above, the Hypothetical Expense Summary is disclosure that appears as a result of a prior settlement between DIMA and the Attorney General of the State of New York in regards to the Attorney General’s previous investigation of market timing and late trading. As required under that settlement, the table is intended to reflect the fees and costs, in actual dollars, that would be charged on a hypothetical investment of $10,000 held for the next 10 years and the impact of such fees and costs on the returns for each year and cumulatively, assuming a 5% annual return.

Statement of Additional Information (“SAI”) – General Comments

Fundamental Policies

10.	Comment: Please provide disclosure in the paragraphs immediately following the enumerated fundamental investment restrictions to further clarify the fundamental investment restriction reference to not “concentrating” in a particular industry, as that term is used in the 1940 Act (as interpreted or modified by the SEC).

Response: The Registrant added the following disclosure: “The SEC staff currently interprets concentration to mean investing more than 25% of a fund’s net assets in a particular industry or group of industries.”

Portfolio Management Compensation

11.	Comment: Please identify any benchmark used to measure performance as required by Item 20(b) of Form N-1A.

Response: The Registrant has clarified the disclosure relating to the evaluation of portfolio managers to indicate that investment performance is compared to the appropriate Morningstar peer group universe for each Fund.

Investments, Practices and Techniques, and Risks

12.	Comment: Please add disclosure that limits investment in illiquid securities to no more than 15% of each Fund’s net assets.

Response: The Registrant has added the relevant disclosure as a separate non-fundamental investment restriction in the section entitled “Other Investment Policies” contained in the “Investment Restrictions” section of the Funds’ SAI.

13.	Comment: Please disclose that reverse repurchase agreements may be considered a form of borrowing under the 1940 Act.

Response: The Registrant notes that similar disclosure is already included in the section entitled “Asset Segregation” contained in “Appendix II-G – Investment Practices, Techniques, and Risks” of the Funds’ SAI. Specifically, the disclosure provides the following:

“Certain investment transactions expose a fund to an obligation to make future payments to third parties. Examples of these types of transactions, include, but are not limited to, reverse repurchase agreements, short sales, dollar rolls, when-issued, delayed-delivery or forward commitment transactions and certain derivatives such as swaps, futures, forwards, and options. To the extent that a fund engages in such transactions, a fund will (to the extent required by applicable law) either (1) segregate cash or liquid assets in the prescribed amount or (2) otherwise “cover” its future obligations under the transaction, such as by holding an offsetting investment. If a fund segregates sufficient cash or other liquid assets or otherwise “covers” its obligations under such transactions, a fund will not consider the transactions to be borrowings for purposes of its investment restrictions or “senior securities” under the 1940 Act, and therefore, such transactions will not be subject to the 300% asset coverage requirement under the 1940 Act otherwise applicable to borrowings by a fund.”

Deutsche Limited Maturity Quality Income Fund – Prospectus Comments

14.	Comment: Please include a representation that the Fund will invest at least 80% in “high quality” instruments.

Response: Under the section entitled “Main investments” contained in the “Principal Investment Strategy” section of the Fund’s prospectuses, the Registrant has added the following disclosure:

“Under normal circumstances, the fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, determined at the time of purchase, in high quality, short-term, US dollar denominated fixed-income instruments. For this purpose, high quality shall include short-term fixed-income instruments that are within the fund’s credit quality guidelines below.”

15.	Comment: Please define “dollar-weighted average portfolio maturity” in the Fund’s prospectuses.

Response: The Registrant has added the following disclosure to the “Maturities Guidelines” section of the Fund’s prospectuses: “A fund’s dollar-weighted average effective portfolio maturity is a dollar-weighted average measure of the maturity of a fund’s portfolio securities, taking into account maturity-shortening provisions, such as the date of an instrument’s next interest rate reset date or demand features.”

16.	Comment: Please disclose the anticipated average duration of the Fund’s portfolio securities?

Response: The Registrant notes that the Fund’s prospectuses currently discloses that the “dollar-weighted average effective portfolio maturity (“WAM”) of the fund normally will be 90 days or less.” The Registrant believes that the average duration of the Fund’s portfolio will be significantly less than 1 year and would most likely be closer to the Fund’s WAM of 90 days or less. As a result, the Registrant believes that disclosing both the WAM and average duration could be confusing to shareholders.

Deutsche Ultra-Short Quality Income Fund – Prospectus Comments

17.	Comment: Please include a representation that the Fund will invest at least 80% in “high quality” instruments.

Response: The Registrant notes that the Fund’s name recently changed to “Deutsche Ultra-Short Investment Grade Fund.” As a result, the Registrant has added the disclosure below to the section entitled “Main investments” under the “Principal Investment Strategy” section of the Fund’s prospectuses:

“Under normal circumstances, the fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in fixed income securities that are determined, at the time of purchase, by at least one nationally recognized statistical rating organization (NRSRO) to be investment grade (BBB or higher by either Standard & Poor’s (S&P) or Fitch or Baa3 or higher by Moody’s), or if the securities do not have a long-term rating, are determined by the Advisor to be of comparable credit quality at the time of purchase.”

18.	Comment: Consider whether investing in money market instruments is a principal risk of the Fund.

Response: Since money market instruments are within the broader category of fixed income instruments, the Registrant has removed the reference to “money market instruments” in the “Main investments” section of the Fund’s prospectuses. Furthermore, the Registrant believes that the risk disclosure contained within the “Main Risks” section of each Fund’s prospectuses, including, but not limited to, interest rate risk, credit risk, prepayment and extension risk, liquidity risk and pricing risk, adequately addresses the risks associated with investments in fixed-income instruments such as money market instruments.

19.	Comment: The following sentence appears under the section entitled “Maturity Guidelines”: “Under normal market conditions, the dollar-weighted average portfolio maturity of the fund is expected to range from 0-3 years.” It is the staff’s position that funds with “Ultra-Short” in their names should not have a dollar-weighted average portfolio maturity of more than 2 years.

Response: The Registrant has revised the disclosure as follows: “Under normal market conditions, the dollar-weighted average effective portfolio maturity of the fund is expected to range from 0-2 years.”

20.	Comment: Because the Fund invests in money market instruments, please consider adding language from Deutsche Limited Maturity Quality Income Fund to the Fund’s prospectuses: “THE FUND IS NOT A ‘MONEY MARKET FUND’AND DOES NOT ATTEMPT TO MAINTAIN A STABLE NET ASSET VALUE.”

Response: The Registrant added the requested disclosure.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3986.

Sincerely yours,

/s/Scott D. Hogan

Scott D. Hogan

Director

cc. John Marten, Esq., Vedder Price P.C.